                       SAGE LABORATORIES, INC. LETTERHEAD

Contact:    Carl A. Marguerite
            SAGE LABORATORIES, INC.
            (508) 653-0844

                              For Immediate Release

          SAGE LABORATORIES ANNOUNCES ACQUISITION BY FILTRONIC plc AND
                        FISCAL 1998 THIRD QUARTER RESULTS

      Natick, Massachusetts - May 13, 1998 - Sage Laboratories, Inc. (NASDAQ:SLAB) announced that it has entered into a definitive agreement with Filtronic plc, an English supplier of advanced telecommunications integrated subsystems, under which Filtronic will acquire all of the outstanding Sage shares for a cash purchase price of $17.50 per share. The closing market price for Sage shares on May 12, 1998 was $12.50 per share.

      The transaction will be in the form of a cash tender offer for the outstanding Sage shares, planned to be commenced by Tuesday, May 19, 1998, followed by a merger of Sage with a Filtronic subsidiary in which holders of any untendered shares will receive the same cash consideration. The tender offer will be open for 20 business days, subject to extension as provided in the agreement. The transaction is subject to certain conditions, including the tender of at least two-thirds of the outstanding Sage shares, approval by Filtronic shareholders, obtaining necessary governmental clearances and other customary closing conditions.

      Carl A. Marguerite, Chairman and Chief Executive Officer of Sage, stated:
"This transaction will allow Sage shareholders to realize on the value we have created over the years, while enhancing Sage's strong position in RF and microwave components with the greater resources and broad base of technical expertise of Filtronic".

      Sage also announced net income of approximately $68,000, or $.06 per diluted share, on sales of $2,660,000 for the quarter ended March 28, 1998. This compares with net income of approximately $88,000, or $.07 per diluted share, on sales of $2,178,000 for the same period a year ago. Included in the third quarter of fiscal year 1998 is a one time pre-tax charge of approximately $258,000 for severance costs associated with the termination of the Company's former president. Without this charge, the third quarter would have had net income of $220,000, or $.20 per diluted share.

      For the nine months ended March 28, 1998, net income was $368,000, or $.34 per diluted share, on sales of $7,339,000, compared to net income of $615,000, or $.52 per diluted share, on sales of $6,744,000 for the previous year.

      Sage Laboratories Active Microwave, Inc. (SLAM), the Company's wholly-owned subsidiary, had net income of $18,520, or $.02 per diluted share, on revenue of $288,000 for the quarter ended March 28, 1998. This compares to a net loss of $45,000, or a net loss of $.04 per diluted share, on revenue of $144,000 for the same period a year ago.

      For the nine months ended March 28, 1998, SLAM had a net loss of $10,000, or $.01 per share, on revenue of $605,000, compared to a net loss of $138,000, or $.12 per share, on revenue of $457,000 for the same period a year ago.

      In his message to the stockholders, Carl A. Marguerite also reported that gross profit as a percentage of sales was approximately 37% for the nine months ended March 28, 1998, compared to approximately 40% for the same period a year ago. The 3% decline in gross profit percentage is attributed to reduced margins on certain engineering programs and increased research and development expense of $140,000. He further indicated that gross profit for SLAM for the nine months ended March 28, 1998 was $116,000, compared to a negative gross profit of $57,000 for the same period a year ago. Mr. Marguerite also pointed out that it is important to note that this is the second quarter SLAM has shown a positive net income.

      Total orders received for the Company were $7,629,000, including $656,000 from SLAM, for the nine months ended March 28, 1998. This compares to $7,351,000, including $695,000 from SLAM, for the same period a year ago. The Company's backlog at the end of the quarter was $5,751,000, including $652,000 for SLAM. Backlog for the previous year was $5,202,000, including $504,000 for SLAM.

      The comments in this press release include forward-looking statements within the meaning of Section 27a of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including comments as to management's views as to the future of SLAM. The results of these undertakings depend on numerous factors, including acceptance by third parties and actual results could differ materially from those projected or implied in the forward looking statements.

      Sage Laboratories, Inc. manufactures an extensive line of active and passive microwave components and subsystems used in commercial, space and military applications.


                                      2